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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05043491

JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INTERLINK SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20750 Ventura Boulevard, Suite 300
(No. and Street)

Woodland Hills	California	91364
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Wolfe, President — (818) 992-6700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
JUL 06 2005
WASH, D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Karen Perry, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Interlink Securities Corp (the "Company") as of and for the year ended March 31, 2005 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer



Notary Public


ILENE F. BURGARD
Commission # 1391790
Notary Public - California
Los Angeles County
My Comm. Expires Dec 26, 2006

This report* contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
- (x) (1) An Oath or Affirmation.
- ( ) (m) Copy of the SIPC Supplemental Report (not required).
- (x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control).

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Interlink Securities Corp

We have audited the following financial statements of Interlink Securities Corp (the "Company"), a wholly owned subsidiary of Centrelink Insurance and Financial Services, for the year ended March 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Interlink Securities Corp at March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, of Interlink Securities Corp as of March 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 5, 2005

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Centrelink Insurance and Financial Services)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 896,297
Commissions receivable	267,428
Prepaid expense	28,640
Deferred income taxes	26,464
TOTAL	$ 1,218,829

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 147,661
Accounts payable	4,181
Intercompany payable	162,121
Total liabilities	313,963
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—1,000 shares authorized; 500 shares issued and outstanding	5,000
Additional paid-in capital	20,085
Retained earnings	879,781
Total stockholder's equity	904,866
TOTAL	$ 1,218,829

See accompanying notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Centrelink Insurance and Financial Services)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2005

REVENUES:	
Commission revenues	$ 5,038,026
Other revenues	71,443
Interest income	299
Total revenues	5,109,768
EXPENSES:	
Commissions	2,048,304
Intercompany overhead allocation	1,956,000
Legal and professional	37,222
Other general and administrative	188,526
Total expenses	4,230,052
INCOME BEFORE PROVISION FOR INCOME TAXES	879,716
PROVISION FOR INCOME TAXES	350,732
NET INCOME	$ 528,984

See accompanying notes to financial statements.

INTERLINK SECURITIES CORP

(A Wholly Owned Subsidiary of Centrelink Insurance and Financial Services)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—April 1, 2004	5,000	20,085	450,797	475,882
Dividends			(100,000)	(100,000)
Net income			528,984	528,984
BALANCE—March 31, 2005	$ 5,000	$ 20,085	$ 879,781	$ 904,866

See accompanying notes to financial statements.

INTERLINK SECURITIES CORP

(A Wholly Owned Subsidiary of Centrelink Insurance and Financial Services)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 528,984
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for deferred income taxes	(4,364)
Changes in assets and liabilities:	
Commissions receivable	379,900
Prepaid expense	4,975
Deposits and other assets	30,180
Commissions payable	(305,706)
Accounts payable	152
Intercompany payable	106,841
Net cash provided by operating activities	740,962
CASH FLOWS FROM FINANCING ACTIVITIES—Dividends paid to parent company	(100,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	640,962
CASH AND CASH EQUIVALENTS—Beginning of year	255,335
CASH AND CASH EQUIVALENTS—End of year	$ 896,297

See accompanying notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Centrelink Insurance and Financial Services)

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Interlink Securities Corp (the "Company"), a California corporation, was established as a wholly owned subsidiary of Centrelink Insurance and Financial Services ("Centrelink"). Centrelink is a wholly owned subsidiary of Marsh USA, Inc. ("Marsh") as a result of Marsh's purchase of 100% of the common stock of Centrelink on September 8, 2004. The Company commenced operations on June 1, 2001 and is registered as a broker-dealer under the Securities Exchange Act of 1934.

As a member of the National Association of Securities Dealers, Inc., the Company engages in securities brokerage and the sale of securities and insurance products, such as mutual funds, variable annuities and variable universal life insurance.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Purchase Method of Accounting—The Company accounted for the acquisition of Centrelink by Marsh using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair value at the date of acquisition. In relation to the Company, the consideration received from the acquisition approximated the fair value of the identifiable net tangible assets. Accordingly, no goodwill was recorded by the Company.

Cash and Cash Equivalents—The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Commissions Receivable and Payable—Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the sales representatives affiliated with the Company in connection with the sale of financial products.

Revenue Recognition—Commission revenue and commission expenses relate to distribution of insurance products and are recorded on an accrual basis. Commission is accrued and earned when the insurance protection is afforded and the commission amount can be reasonably estimated, based upon the effective date of the underlying insurance contract.

Other Revenue—Other revenue, such as override commissions, consists primarily of marketing allowances received from insurance companies for insurance underwriting activities. Other revenue is recognized as earned.

Income Taxes—For the period ended September 8, 2004, the Company was included in federal and state income tax returns filed by Centrelink. Subsequent to September 8, 2004 (the Marsh acquisition date), the Company is included in the federal and state income tax returns filed by Marsh. The Company's results are allocated based on the effect of including its operations in both Centrelink and Marsh's consolidated income tax provisions for the periods defined above. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the provision for income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition of changes in tax laws.

Comprehensive Income—There are no differences between comprehensive income and net income on the accompanying statement of operations.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

For the year ended March 31, 2005, the provision for income taxes was $350,732, which consists of current federal and state income tax expenses of $277,263 and $77,833, respectively, and a federal deferred tax benefit of $4,364. The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of state income taxes. At March 31, 2005, the Company owed $162,121 to Marsh relating to income taxes. The deferred tax asset at March 31, 2005 consists primarily of the federal tax benefit of California franchise taxes.

Realization of this deferred tax asset is contingent upon future taxable earnings. The deferred tax asset is expected to be fully utilized; therefore, no valuation allowance is deemed necessary as of March 31, 2005.

Income taxes paid to Centrelink and Marsh were $48,552 for the year ended March 31, 2005.

4. RELATED PARTY TRANSACTIONS

Centrelink provides various transactions such as providing certain general and administrative services to the Company which are recorded through the intercompany accounts. The charges for such services totaled $1,956,000 for the year ended March 31, 2005. At March 31, 2005, the Company had no payable or receivable for such services. Intercompany payable or receivable, if any, is non-interest bearing and payable upon demand.

The Company paid an intercompany dividend of $100,000 to Centrelink for the year ended March 31, 2005.

A director of the Company was also an employee of Centrelink. This director did not receive any compensation from the Company for the year ended March 31, 2005.

5. COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company maintains cash balances in a high quality financial institution. The Company has $796,297 of cash on deposit with a high credit quality financial institution in excess of the Federal Deposit Insurance Corporation limits as of March 31, 2005.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital.

At March 31, 2005, the Company had net capital of $818,903 (as amended), which was $797,973 in excess of the amount required to be maintained, and the ratio of aggregate indebtedness to net capital was 0.38 to 1.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

* * * * * *

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Centrelink Insurance and Financial Services)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2005

NET CAPITAL—Total shareholder's equity from the statement of financial condition	$ 904,866
DEDUCTIONS—Nonallowable assets included in the statement of financial condition:	
Commissions receivable	14,841
Prepaid expenses	28,640
Deferred tax asset	26,464
Total deductions	69,945
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	834,921
HAIRCUTS ON SECURITIES POSITIONS	16,018
NET CAPITAL	$ 818,903
AGGREGATE INDEBTEDNESS	$ 313,963
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 20,930
EXCESS NET CAPITAL	$ 797,973
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.38 to 1

Note: There are no material differences between the amounts reported above and amounts reported in the Company's amended unaudited Focus Report, Part II, as of March 31, 2005.



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

July 5, 2005

Board of Directors
Interlink Securities Corp

In planning and performing our audit of the financial statements of Interlink Securities Corp (the "Company") for the year ended March 31, 2005 (on which we have issued our report dated July 5, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

